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                                                        Exhibit (a)(2)(lxxiii)

                                                                News Release
                                           [Willamette Industries, Inc. Logo]
FOR IMMEDIATE RELEASE
August 9, 2001


CONTACT: Greg Hawley            Cathy Dunn            Paul Verbinnen/David Reno/
         EVP & CFO              VP Communications     Jim Barron
         Willamette Industries  Willamette Industries Citigate Sard Verbinnen
         503-273-5640           503-273-5642          212-687-8080

            WILLAMETTE BOARD AUTHORIZES SHARE REPURCHASE; DIVIDEND

         PORTLAND, ORE. - August 09, 2001 - Willamette Industries (NYSE: WLL) Board of Directors today authorized a share repurchase program of up to ten million shares of Willamette's common stock. The shares would be purchased in the open market or block purchases or in privately negotiated purchases from time to time depending upon market conditions. While Willamette does not currently intend to initiate any repurchases under this program, the Board authorized the program because it believes the company's stock is a good long-term investment and to give management the flexibility to provide additional liquidity for shareholders.

         In other business, the board declared a quarterly dividend of $.23 per share, payable on September 14, 2001, to shareholders of record on August 27, 2001.

Willamette Industries is an integrated forest products company with 105 plants, located in the U.S., France, Ireland and Mexico. The company owns 1.7 million acres of forestland in the U.S. and manages it sustainably to produce building materials, composite wood panels, fine paper, office paper products, corrugated packaging and grocery bags.

                                      # # #

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including pricing pressures; the cost and availability of wood fiber; the effect of natural disasters on the Company's timberlands; construction delays; risk of nonperformance by third parties; and the impact of environmental regulations and other costs associated with complying with such regulations. Please refer to Willamette Industries' Securities and Exchange Commission filings for further information.